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                     [Colony RIH Holdings, Inc. Letterhead]





September 10, 2001

VIA EDGAR
---------

Mr. James Lopez Fisher
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0305
Washington, D.C. 20549-0405

Re:  Colony RIH Holdings, Inc.
     Colony RIH Acquisitions, Inc.
     Registration Statement on Form 10 filed July 13, 2001,
     Amendment No. 1 filed August 24, 2001
     File No. 000-32987
     ------------------------------------------------------

Dear Mr. Lopez:

Colony RIH Holdings, Inc. (the "Parent") and Colony RIH Acquisitions, Inc. (the "Company," and together with the Parent, the "Registrants"), hereby request the withdrawal of their Registration Statement on Form 10, filed July 13, 2001, File No. 000-32987, as amended by Amendment No. 1, filed August 24, 2001. Please forward any questions or comments to their outside counsel Thomas M. Cerabino or Adam M. Turteltaub of Willkie Farr & Gallagher at (212) 728-8000.

COLONY RIH HOLDINGS, INC.               COLONY RIH ACQUISITIONS, INC.

By: /s/ Thomas J. Barrack, Jr.          By: /s/ Thomas J. Barrack, Jr.
    ------------------------------          ------------------------------

Name:  Thomas J. Barrack, Jr.           Name:  Thomas J. Barrack, Jr.
Title: President and Treasurer          Title: President and Treasurer


cc:  David Humphrey
     Kathy Mathis
     Kim Mazur
     Thomas M. Cerabino
     Joseph A. D'Amato
     Adam M. Turteltaub



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Mr. James Lopez
September 10, 2001
Page 2



bcc:  Jonathan H. Grunzweig
      Audrey Oswell
      Nicholas L. Ribis